FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated October 20, 2020 of Performance Shipping Inc. (the “Company”) announcing that (i) its Board of Directors has approved a new dividend policy pursuant to which the Company may declare and pay a variable quarterly cash dividend, and that (ii) its Board of Directors has declared its first such dividend on its common stock of $0.01 per share, in accordance with the newly approved policy.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: October 20, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES THE INITIATION OF A VARIABLE QUARTERLY DIVIDEND POLICY
AND DECLARATION OF QUARTERLY DIVIDEND
ATHENS, GREECE, October 20, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, today announced that its Board of Directors has approved a new dividend policy pursuant to which the Company may declare and pay a variable quarterly cash dividend. If declared, the quarterly dividend is expected to be paid each February, May, August and November.
The Company’s Board of Directors has declared its first such dividend on its common stock of $0.01 per share, in accordance with the newly approved policy. The cash dividend will be payable on or around November 9, 2020 to the shareholders of record at the close of business on October 30, 2020.
The amount of the Company’s quarterly dividend for each quarter, if any, will be determined based on available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of vessels, reserves for the statutory maintenance capital expenditures of vessels and other purposes as the Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, the Company’s growth strategy and other cash needs as well as the requirements of Marshall Islands law.
Commenting on the dividend payment, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer stated:
“We are pleased to commence the process of returning cash to our shareholders. The Company has a strong cash position, which as of September 30, 2020, was equivalent to approximately $0.74 per share in cash and cash equivalents. The initiation of a variable common stock dividend reflects our commitment to delivering shareholder value and emphasizes our confidence that a variable dividend policy will provide the groundwork for our long-term growth and value-creation. Today’s important development follows the completion of our transition, which started in June 2019, to a pure tanker owning company with a fleet of four (4) modern Aframax tankers. Moving forward, we believe we have the resources to grow our fleet further and maintain our low net financial leverage to our goal of less than 35% of the value of our vessels, which will complement our variable dividend policy”.
About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of four Aframax tankers. The Company’s current fleet of tanker vessels is employed primarily on short to medium term charters with leading energy companies and traders.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.